1100 CommScope Place SE P.O. Box 1729 Hickory, North Carolina 28603 T: +1 800 982 1708 F: +1 828 324 2200 www.commscope.com

January 3, 2018

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

US Securities and Exchange Commission

Re:	CommScope Holding Company, Inc Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 22, 2017 File No. 1-36146

Dear Ms. Blye:

CommScope Holding Company, Inc. (the “Company”) is in receipt of your comment letter dated December 20, 2017 (the “Comment Letter”) related to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 1-36146).

The Company respectfully requests an extension of an additional ten business days to respond to the Comment Letter in order to permit sufficient time for an internal review of its responses at the appropriate level of the Company. The Company confirms that it will respond to the Comment Letter on or before January 19, 2018.

Thank you for your consideration. Please do not hesitate to contact me at 828.323.4926 or pleasant@commscope.com with any questions.

Best Regards,

/s/ William Pleasant

William Pleasant

Vice President and Deputy General Counsel

Cc:	Frank B. Wyatt, II, CommScope Holding Company, Inc. Pradip Bhaumik, Office of Global Security Risk, U.S. Securities and Exchange Commission